9-1, 2-ga, Namdaemoon-ro, Jung-gu,
Seoul 100-703, Korea
Tel: 822 2073 2846
Fax: 822 2073 2848

January 4, 2012

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stephanie L. Hunsaker
Senior Assistant Chief Accountant
Division of Corporation Finance

Re:	KB Financial Group Inc. Form 20-F for the Fiscal Year Ended December 31, 2010 filed June 20, 2011
Form 6-K filed August 29, 2011
File No. 000-53445

Dear Ms. Hunsaker:

Reference is made to your letter dated December 20, 2011 (the “Comment Letter”) addressed to KB Financial Group Inc. (the “Company”), in which the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided certain comments with respect to the Company’s response letter dated September 15, 2011 (the “First Response Letter”), which in turn was provided in response to the Staff’s comment letter dated August 31, 2011 relating to (i) the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2010, which was filed with the Commission on June 20, 2011 (the “Annual Report”) and (ii) the Company’s report on Form 6-K filed with the Commission on August 29, 2011.

We set forth in this letter the Company’s responses to the Staff’s comments in the Comment Letter. For your convenience, we have included the text of the Staff’s comments in bold followed by our response.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.2

Form 20-F

Item 4B –Business Overview, page 38

Lending Activities, page 42

1. We have read your response to comment two. To enhance the transparency of your disclosure as it relates to your home equity loans, please disclose the following in future filings:

•	The additional underwriting procedures you perform when issuing home equity loans and the reasons why such procedures are performed; and

•

A discussion to explain that you classify second lien home equity loans as either potential problem loans or non-performing loans upon the occurrence of default in the first lien position, and the information you track in order to make that determination. Your disclosure should also explain the factors that would constitute such loans being classified as a potential problem loan vs. a non-performing loan.

In response to the Staff’s comment, the Company will disclose in its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, details about (i) the additional underwriting procedures the Company performs when issuing home equity loans and the reasons why such procedures are performed and (ii) the Company’s treatment of its second lien home equity loans upon the occurrence of a default in the first lien position and the information it tracks to monitor such defaults, consistent with the information included in the Company’s response to the Staff’s comment two, as set forth in the First Response Letter.

The Company respectfully clarifies to the Staff that, upon learning of the occurrence of a default in the first lien position (the “First Lien Loan”), the Company examines its second lien home equity loan (the “Second Lien Loan”) to determine whether the loan should be re-classified as “precautionary,” “substandard” or “doubtful” according to the asset classification guidelines of the Financial Services Commission of Korea, which are described on page 73 of the Annual Report. Assuming that the Second Lien Loan is not delinquent, if the outstanding principal amount of the First Lien Loan is less than (Won)15 million, the Company classifies the entire amount of the Second Lien Loan as “precautionary” and closely monitors it as a loan that may potentially become problematic. If the outstanding principal amount of the First Lien Loan is (Won)15 million or above or the borrower is undergoing, or preparing to undergo, foreclosure proceedings with respect to the underlying collateral, the Company classifies the estimated recoverable amount of the Second Lien Loan as “substandard” and the rest of such loan amount as “doubtful.” The Company confirms that it will also disclose the foregoing information in its future filings.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.3

Item 5 – Operating and Financial Review and Prospects, page 112

Note 8 – Investments, page F-27

2. We have read your response to comment four. Given the materiality of the impairment loss on your investment in JSC Bank CenterCredit, please expand your disclosure in future filings to discuss the nature of this loss, how it was measured, and the primary drivers of the loss, consistent with the information included in your response.

In response to the Staff’s comment, the Company will expand the disclosure in its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, to discuss the nature of the impairment loss on the Company’s investment in JSC Bank CenterCredit, how such loss was measured and the primary drivers of such loss, consistent with the information included in the Company’s response to the Staff’s comment four, as set forth in the First Response Letter.

Note 29 – Fair Value Measurement, page F-64

Changes in Level 3 Items Measured at Fair Value on a Recurring Basis, page F-68

3. We have read your response to comment eight. Please clarify whether this gain of (Won)280.4 billion related to Level 3 equity securities is the same gain referred to in the sentence on page F-70 which states that “the increase in Level 3 investment of (Won)315,974 million was mainly due to the net gain of (Won)287,018 million which was recorded in current earnings.” If so, please revise future filings as appropriate to change the reference of “current earnings” to other comprehensive income. Also, given the magnitude of the gain, please revise future filings to discuss the drivers of the gain in more detail, consistent with the information in your response.

The Company confirms that the gain of (Won)280.4 billion related to Level 3 equity securities referred to in the Staff’s comment above is the same gain referred to in the sentence on page F-70 of the Annual Report, which states that “the increase in Level 3 investment of (Won)315,974 million was mainly due to the net gain of (Won)287,018 million which was recorded in current earnings.” In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, to change the reference to “current earnings” in such sentence to “other comprehensive income.” In addition, in response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, to discuss the drivers of the gain referred to in the Staff’s comment above in more detail, consistent with the information included in the Company’s response to the Staff’s comment eight, as set forth in the First Response Letter.

Items measured at fair value on a nonrecurring basis, page F-71

4. We have read your response to comment nine. Please confirm that you plan to revise future filings to discuss the nature and types of adjustments you make to the collateral related to the foreclosing proceedings. Additionally, please tell us more about the adjustments you make based on “changes that the Company anticipates to the value of collateral” and why those are appropriately reflected in the fair value of the collateral currently, as opposed to being recognized when they occur. As part of your response, please discuss the information sources considered when making those adjustments.

In response to the Staff’s comment, the Company will revise its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, to discuss the nature and types of adjustments the Company makes to the collateral related to foreclosure proceedings, consistent with the information included in the Company’s response to the Staff’s comment nine, as set forth in the First Response Letter.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.4

The Company respectfully clarifies to the Staff that the collateral recognition factor (as described in the Company’s response to the Staff’s comment nine) is determined as follows:

•

if there have been 50 or more completed auctions for the same type of collateral in the same region in Korea in the past five years, the collateral recognition factor is deemed to be the average historical auction clearance rate for the same type of collateral in the same region for the past five years (the “Regional Auction Clearance Rate”);

•

if there have been between 10 and 49 completed auctions for the same type of collateral in the same region in Korea in the past five years, the collateral recognition factor is deemed to be one of the following: (i) the Regional Auction Clearance Rate if such rate is within ten percentage points of the average historical auction clearance rate for the same type of collateral in Korea for the past five years (the “National Auction Clearance Rate”), (ii) the National Auction Clearance Rate plus ten percentage points if the Regional Auction Clearance Rate is more than ten percentage points above the National Auction Clearance Rate or (iii) the National Auction Clearance Rate minus ten percentage points if the Regional Auction Clearance Rate is more than ten percentage points below the National Auction Clearance Rate; and

•

if there have been fewer than 10 completed auctions for the same type of collateral in the same region in Korea in the past five years, the collateral recognition factor is deemed to be the lesser of (i) the Regional Auction Clearance Rate and (ii) the National Auction Clearance Rate.

Based on the foregoing, the Company will use the following phrase in its future filings to describe the collateral recognition factor: “(i) a collateral recognition factor, which reflects the average historical auction clearance rate for such type of collateral in the same region in Korea for the past five years and adjustments based on the reliability of such average rate (as measured by the number of completed auctions based on which such average rate is calculated)”.

Form 6-K filed August 29, 2011

Note 10 – Loans, page 79

5. We have read your response to comment 11. Please confirm that you plan to discuss your methodology change from the Migration Model to the PD/LGD Model in determining your allowance for loan loss in future filings. In addition, please explain to us, and discuss in future filings, the drivers of this methodology change and why you believe the PD/LGD Model is a more appropriate methodology than the Migration Model when determining your allowance for loan loss, particularly given your conclusion that both methodologies comply with U.S. GAAP and IFRS.

In response to the Staff’s comment, the Company will discuss in its future filings, beginning with its annual report on Form 20-F for fiscal year 2011, its methodology change from the Migration Model to the PD/LGD Model in determining its allowance for loan losses, consistent with the information included in the Company’s response to the Staff’s comment 11, as set forth in the First Response Letter.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.5

The Company changed its methodology from the Migration Model to the PD/LGD Model as part of the Company’s transition to International Financial Reporting Standards as adopted by Korea (“Korean IFRS”), primarily for the following reasons:

•

in order to prepare for the implementation of the advanced internal ratings-based approach to calculating credit risk capital requirements under Basel II and for regulatory reporting purposes, the Company had compiled a significant amount of historical loan loss experience data, which are divided into certain categories based on the types of loans and borrowers, and developed certain models to calculate the probability of default and loss given default for each such category, and such categories of data and models can be utilized more extensively in the PD/LGD Model than the Migration Model;

•

the Company believed that once IFRS 9 (Financial Instruments) is finalized and adopted, it would be more efficient to transition to the new impairment model for financial assets under IFRS 9 from the PD/LGD Model than the Migration Model;

•	the Company understood that most of the other commercial banks in Korea that previously used the Migration Model changed to the PD/LGD Model in connection with the transition to Korean IFRS;

•	the PD/LGD Model is widely used by financial institutions in Europe, which transitioned to International Financial Reporting Standards prior to Korean financial institutions; and

•

given the widespread use of the PD/LGD Model by financial institutions in Korea and Europe, the Company believed that by also using the PD/LGD Model, it would be able to provide investors with a more consistent basis upon which to compare its allowance for loan losses against those of financial institutions in Korea and Europe.

Based on the foregoing, the Company believed that it would be more efficient, consistent with the general practice among financial institutions that have transitioned to International Financial Reporting Standards in Korea and Europe and helpful for investors to use the PD/LGD Model.

In response to the Staff’s comment, the Company will also discuss the drivers of the methodology change from the Migration Model to the PD/LGD Model, as described above, in its future filings.

*    *    *    *    *

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings with the Commission, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings, and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Stephanie L. Hunsaker

Securities and Exchange Commission, p.6

We sincerely hope that the responses above adequately address the Staff’s comments. Please direct any further questions or comments to the Company’s Investor Relations Department, to the attention of Kyu Sul Choi at (822) 2073-2840 (fax: (822) 2073-2848; e-mail: kschoi@kbfng.com), or to the Company’s outside counsel, Cleary Gottlieb Steen & Hamilton LLP, to the attention of Yong G. Lee at (852) 2532-3707 (fax: (852) 2160-1001; e-mail: ylee@cgsh.com).

Very truly yours,

/s/ Jong Kyoo Yoon
Jong Kyoo Yoon
Deputy President and Chief Financial Officer

cc:	Yolanda Trotter

Staff Accountant

Division of Corporation Finance

Yong G. Lee

Cleary Gottlieb Steen & Hamilton LLP